THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(D) OF
                            REGULATION S-T

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        California Jockey Club
----------------------------------------------------------------------
                           (Name of Issuer)

                             Common Stock
----------------------------------------------------------------------
                      (Title Class of Securities)

                               13036210
----------------------------------------------------------------------
                            (CUSIP Number)

                          David Klafter, Esq.
                         Gotham Partners, L.P.
                            237 Park Avenue
                       New York, New York  10017
                                  and
                          Peter Golden, Esq.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York  10004
                            (212) 859-8000
----------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)
                           October 11, 1996
----------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  13036210                           Page 2 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Gotham Partners, L.P.  13-3700768

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]  (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
       WC

5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       New York



  NUMBER OF      7  SOLE VOTING POWER
                          359,109
   SHARES

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                          0
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH               359,109


                10 SHARED DISPOSITIVE POWER
                          0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         359,109

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.23%

14  TYPE OF REPORTING PERSON*

         PN

                          SCHEDULE 13D

CUSIP No.  13036210                           Page 3 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Gotham Partners II, L.P.  13-3863925

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]  (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
       WC

5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       New York



  NUMBER OF      7  SOLE VOTING POWER
                          5,753
   SHARES

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                          0
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH               5,753


                10 SHARED DISPOSITIVE POWER
                          0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,753

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .1%

14  TYPE OF REPORTING PERSON*

         PN


ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to the shares of common stock (the "Shares") of California Jockey Club, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2600 S. Delaware Street, San Mateo, California 94403.


ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Each of Gotham and Gotham II was formed to engage in the business of buying and selling securities.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section
H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and their principal occupation is managing Gotham and Gotham II. The business address of each of Gotham, Gotham II, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 237 Park Avenue, 9th Floor, New York, New York 10017.

     During the last five years, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the Shares purchased by Gotham was $7,541,223 and the aggregate purchase price of the Shares purchased by Gotham II was approximately $118,874. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.


ITEM 4. PURPOSE OF TRANSACTION

     Each of Gotham and Gotham II has acquired the Shares covered by this Statement for investment purposes, and intends to evaluate the performance of such securities as an investment in the ordinary course of its business. Gotham and Gotham II may seek to acquire additional Shares or to dispose of some or all of the Shares which they beneficially own. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such securities, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

     Based upon a press release issued by California Jockey Club on August 19, 1996, Gotham is aware of Hudson Bay Partners, L.P.'s ("Hudson Bay") recapitalization proposal to California Jockey Club and Bay Meadows Operating Company to purchase 15 million new operating partnership units at $20.00 per share and receive seven-year warrants to purchase 5 million additional units at $25.69.

     Based upon a press release issued by Starwood Capital Group, L.C.C. ("Starwood") on October 8, 1996, Gotham is aware of Starwood's proposal to offer existing California Jockey Club and Bay Meadows Operating Company shareholders the opportunity to tender shares at $22.00 or to retain their shares and participate in the potential growth of the recapitalized company.

     Gotham believes that the Starwood proposal is significantly superior to the Hudson Bay proposal because Starwood's purchase of shares at a higher price and lack of warrant issuance makes its proposal significantly less dilutive to existing Company shareholders. In addition, the lack of a financing contingency in Starwood's proposal increases the likelihood that the recapitalization plan will be consummated.

     Gotham may contact Starwood and/or Hudson Bay to discuss ways in which they can improve their respective proposals. Gotham may also contact management, other potential investors, as well as consider other alternatives to the existing Starwood and Hudson Bay proposals.

     Except as set forth above, none of the persons named herein has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Gotham owns 359,109 Shares as of the date of this Statement, representing an aggregate of approximately 6.23% of the outstanding Shares (based upon the 5,763,257 Shares reported by the Company to be outstanding in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996). Gotham II owns 5,753 Shares as of the date of this Statement, representing an aggregate of approximately .1% of the outstanding Shares. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Shares (other than the Shares beneficially owned by Gotham and Gotham II).

     (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Shares beneficially owned by it.

     (c) Since August 12, 1996, Gotham and Gotham II have purchased the following Shares at the following prices (which represent the price for a unit of one Share and one share of the common stock of Bay Meadows Operating Company, which trades together with each Share), in each case in open-market transactions on the NASDAQ:

Gotham
------
               Date      Number of Shares   Price per Share
            ---------    -----------------  ----------------
              8/12/96          14,700        $17.06
              8/15/96             196         17.435
              8/19/96             350         17.56
              8/20/96           3,631         17.56
               9/3/96           2,061         18.435
               9/4/96           9,815         19.31
               9/4/96          74,299         19.6421
              9/13/96           5,500         18.6605
              9/16/96           5,889         18.7183
              9/17/96           1,963         18.56
              9/18/96           9,819         18.67630
              9/19/96             491         18.68501
              9/20/96             294         18.685
              9/23/96           1,472         18.685
              9/24/96           1,472         18.685
              9/25/96           4,955         18.9725
              9/26/96          56,926         19.9716
              9/27/96           1,473         19.8517
              9/30/96           4,515         20.0117
              10/1/96           8,539         20.456
              10/2/96          10,000         20.0992
              10/4/96           6,000         20.06
              10/7/96          11,000         20.5373
              10/8/96           3,600         20.2892
              10/9/96          19,250         23.3693
             10/10/96          14,337         23.8729
             10/11/96          11,700         24.3773
             10/14/96           4,000         24.085
             10/15/96          35,500         24.1535
             10/16/96           6,500         23.8446
             10/17/96          26,400         24.227
             10/18/96           2,462         24.435

Gotham II
---------
              Date       Number of Shares   Price per Share
            ---------    -----------------  ----------------
              8/12/96             300        $17.06
              8/15/96               4         17.435
              8/19/96              50         17.56
              8/20/96              69         17.56
               9/3/96              39         18.43513
               9/4/96             185         19.31
               9/4/96           1,401         19.6421
              9/13/96             100         18.6605
              9/16/96             111         18.71829
              9/17/96              37         18.56
              9/18/96             181         18.67630
              9/19/96               9         18.68556
              9/20/96               6         18.685
              9/23/96              28         18.685
              9/24/96              28         18.685
              9/25/96              45         18.9724
              9/26/96           1,074         19.9716
              9/27/96              27         19.85185
              9/30/96              85         20.01165
              10/1/96             161         20.04559
              10/2/96             200         20.0992
              10/9/96             350         23.3693
             10/10/96             225         23.87289
             10/15/96             600         24.1535
             10/17/96             400         24.227
             10/18/96              38         24.435

     Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 21, 1996

               GOTHAM PARTNERS, L.P.

               By:Section H Partners, L.P.
                  its general partner


                  By: Karenina Corp.,
                       a general partner

                       By:/s/ William A. Ackman
                           William A. Ackman
                           President



               GOTHAM PARTNERS II, L.P.

               By:Section H Partners, L.P.
                  its general partner


                  By: Karenina Corp.,
                       a general partner

                       By:/s/ William A. Ackman
                           William A. Ackman
                           President